Filed by Gran Tierra Energy, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
and Deemed Filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Solana Resources Ltd.

GTE - Gran Tierra Energy and Solana Resources Sign Agreement to Combine to Create a Premier International Oil and Gas Exploration and Production Company Conference Call

Event Date/Time: Jul. 29. 2008 / 11:00AM ET

CORPORATE PARTICIPANTS

Dana Coffield
Gran Tierra Energy - President, CEO

Al Palombo
Cameron Associates Investor Relations - IR Contact

Scott Price
Solana - President, CEO

CONFERENCE CALL PARTICIPANTS
Neal Dingmann
Dahlman Rose - Analyst

Jamie Somerville
Genuity Capital Markets - Analyst

William Lee
CIBC World Markets - Analyst

David Dudlick
Thomas Weisel Partners - Analyst

Marc Walsh
Morgan Stanley - Analyst

Brian Kooney
[Kensboard] Capital - Analyst

Frederick Kozak
Canaccord Adams - Analyst

Andrew Miller
SMH Capital - Analyst

Bruce Brewster
Brewster Asset Management - Analyst

Rafi Corey
Raymond James & Assoc. - Analyst

Ian McLean
Macquarie Securities - Analyst

Lazarus Vlad
CIBC World Markets - Analyst

Eric Cloephus
Sanders Morris Harris - Analyst

P R E S E N T A T I O N

Operator

Good day, ladies and gentlemen, and welcome to the Gran Tierra and Solana Resources business combination conference call. My name is [Chenique] and I will be your coordinator for today.

At this time, all participants are in listen-only mode. We will conduct a question-and-answer session towards the end of this conference. (Operator Instructions)

I would now like to turn the presentation over to Dana Coffield, President and Chief Executive Officer. Please proceed.

Dana Coffield - Gran Tierra Energy - President, CEO

Thank you, Chenique. Good morning, everyone, and welcome to this joint conference call with Gran Tierra Energy and Solana Resources.

We issued a joint press release after the close of market outlining the details of the definitive agreement to provide a business combination of Gran Tierra Energy and Solana. We are eager to bring you the highlights of this transaction.

This investor call is being broadcast over this conference line and is available via the Web as noted in our press release. It will also be available after the call in a recorded format through the conference service and on each of our Web sites.

With the on the line today is Scott Price, the President and CEO of Solana Resources, as well as Martin Eden, our Chief Financial Officer, and Ricardo Montes, Solana's Chief Financial Officer.

Before we begin, I would like to ask Al Palombo of our Investor Relations firm, Cameron Associates, to read our disclaimer regarding forward-looking statements.

Al Palombo - Cameron Associates Investor Relations - IR Contact

Thanks, Dana.

Certain comments made during this conference call, particularly those anticipating the benefits of the transaction, future financial performance, business prospects, and overall operating strategies constitute forward-looking statements within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as anticipate, believe, estimate, expect, intend, predict, hope or similar expressions. Such statements are based on management's current expectations and are subject to a number of factors and uncertainties which could cause actual results to differ materially from those described in the forward-looking statements.

Listeners are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this call. Gran Tierra Energy and Solana Resources assume no obligation to update these forward-looking statements in order to reflect any event or circumstance that may arise after the date of this call, other than as may be required by applicable law or regulation.

Listeners are urged to carefully review and consider the risks disclosed in the press release disclosing the transaction, which is available on Gran Tierra Energy's Web site at www.GranTierra.com, in Item 1-A of Part 2 of Gran Tierra's quarterly report on its most recent Form 10-Q filed with the Securities and Exchange Commission on May 12, 2008 and available at www.SEC.gov, which attempt to advise interested parties of the risks and factors that may affect Gran Tierra's business, financial condition, results of operation and cash flows, as well as Solana's annual information form filed on SEDAR on April 10, 2008 which highlights similar risk factors that may affect results. If one or more of these risks or uncertainties materialize or if the underlying assumptions prove incorrect, actual results may vary materially from those expected or projected.

In addition, Gran Tierra will be filing a joint proxy statement/management information circular regarding the proposed transaction. We encourage you to read it when it becomes available, because it will have important information about the transaction.

Finally, this call is the property of Gran Tierra Energy Inc., and any copying or rebroadcasting of this call is expressly forbidden without the written consent of Gran Tierra Energy, Inc.

With that said, I will now turn the call over to Dana.

Dana Coffield - Gran Tierra Energy - President, CEO

Thank you, Al.

Today is an exciting day for both Gran Tierra Energy and Solana Resources as we announce an agreement to bring together our two organizations, a combination that we believe will greatly accelerate our growth. We expect the completion of this transaction to increase our efficiencies as we continue to delineate and develop one of the most important oil discoveries in Colombia in recent years, the Costayaco field, which our combined companies will have 100% ownership interest upon successful closing and a 95% economic interest, excluding government royalties. In addition to jointly continuing to explore our vast pooled land-base, this combination provides us with increased operating scale, significant revenue-producing assets, and a considerably stronger balance sheet that will allow us to continue executing our work programs on our existing land and increase our capability to undertake much larger and material new venture initiatives in the future.

The numbers are impressive. Based on yesterday's closing share price, the combined company will have a pro forma enterprise value of $1.35 billion and a market cap on a fully diluted basis of $1.5 billion based on the July 28, 2008 Gran Tierra closing share price. The combined entity will have a working interest in 26 blocks of land in three countries. Gran Tierra Energy will operate 25 of these blocks. The gross acreage will encompass 7.1 million acres. The net working interest share will encompass 6.2 million acres.

A rapidly growing production base resulting from the exploration success of the two independent companies we expect will result in a 2008 exit rate of approximately 15,000 barrels of oil per day, net after royalties. This is a production profile that we expect will continue growing through 2009 as new infrastructure is built to accommodate production growth in the Costayaco field in Colombia.

The expected cash flow from this production will more than cover our projected capital programs in 2008 and 2009. In addition, the combined entity will be debt-free.

The foundation of the combined company will be the reserves and production jointly held today in the Putumayo Basin, specifically in the Costayaco Field in the Chaza block that I just mentioned. We just completed independent reserve evaluation of the field conducted by GLJ for Gran Tierra Energy based on 3-D seismic and delineation and development drilling results from four wells, Costayaco 1 through Costayaco 4, not including test results at Costayaco 4, as these results are not available yet indicates the field to date has gross proved reserves of 20.5 million barrels of oil.

It should be noted that the field has additional growth potential as the oil/water contact has not yet been identified in one of the major reservoirs with the existing well data. These reserves and associated production are complemented by independently held reserves in production held by the two companies today in the Putumayo Basin and the Llanos Basin in Colombia, and the Noroeste Basin of Argentina.

For the future, there is a [vast] land base in the combined company containing an impressive portfolio of exploration drilling opportunities that will be tested by an active exploration/drilling campaign that is currently ongoing by both companies and is expected to continue in the coming years. Together, our portfolio of potential drilling opportunities in South America has a broad diversity in risk, scale and reward, allowing the Company to more effectively manage its exploration risk capital.

This portfolio of exploration opportunities encompasses six basins, from the Putumayo, Llanos, Magdalena and Catatumbo basins in Colombia to the Maranon Basin of Peru and the Noroeste Basin of Argentina. As a combined company, we believe our capacity to invest in our future and achieve our full potential is greatly enhanced, which will enable us to deliver greater value to our shareholders.

Upon completion of the transaction, Solana will become a wholly owned subsidiary of Gran Tierra. The combined entity will operate under the Gran Tierra Energy name. It will be led by a combined management team and a board comprised of seven members, including the five current directors of Gran Tierra Energy and two representatives from Solana Resources. The company's head office will continue to be the current Gran Tierra head office in Calgary, and I will continue in my current position as President and Chief Executive Officer of the combined entity. Scott Price, the President and Chief Executive Officer of Solana Resources, will join the Board of Directors of the combined company.

I'm going to hand over the call to Scott now, who will review the overall terms of the deal with you.

Scott Price - Solana - President, CEO

Thanks, Dana, and good morning to everyone.

I share Dana's enthusiasm for today's announcement. Our common (technical difficulty) Costayaco (technical difficulty) complementary property and opportunity portfolio, and proven ability to work together made the combination of Gran Tierra and Solana an excellent strategic fit. With our broad -- excuse me, our combined resources, we will have a more robust platform and be an organization with much broader horizons and greater abilities.

Let me briefly review the general terms of the transaction. Under the terms of the agreement, each Solana shareholder will receive 0.9527918 of a common share of Gran Tierra, or 0.9527918 of an exchangeable share convertible into Gran Tierra shares for each common share of Solana. The exchangeable shares convert one-for-one into Gran Tierra common shares. This represents a premium of approximately 14.1% on the 20-day weighted average trading price to July 28, 2008 of the Solana shares on the TSX Venture Exchange.

In Canada, the transaction will be accomplished on a tax-deferred basis. However, it may be a taxable transaction for non-Canadian holders of Solana securities.

Upon the closing of the transaction, Solana security holders will own approximately 49% and Gran Tierra security holders will own approximately 51% of the combined company on a fully diluted basis.

The transaction is subject to regulatory and shareholder approvals. We expect to hold shareholder meetings in October with a joint proxy statement expected to be mailed to shareholders of both companies in September.

Upon completion, it is anticipated that the combined company will continue to list its securities on the American Stock Exchange and the Toronto Stock Exchange under the symbol GTE with fully diluted shares outstanding of approximately 268.3 million. We expect that the increased liquidity broader shareholder base and financial flexibility that this transaction brings will allow the Company to accelerate and expand on its potential.

I will now turn the call back to Dana, who will provide an overview of the combined asset base and general operations.

Dana Coffield - Gran Tierra Energy - President, CEO

Thanks, Scott.

By combining our companies, the scale of our reserves, production and land increases dramatically with minimum impact to our existing staff, organization and operation. The latter points are important. Because of our overlapping interest in our major common asset and the common operating environment in Colombia in general, there is expected to be tremendous synergy in combining the operating experience and skills of our staff while minimizing the redundancy of two teams working on a common asset.

Going forward, we expect that anticipated production and cash flow growth from Colombia will fund continued expiration on the combined land petition. We expect that the transaction will create a stronger company in a consolidating global industry while preserving Gran Tierra's operating leadership. Being an effective operator has been key to the success of the two companies to date, and we believe it will continue to be the key to our future success.

So as you can see, this is a very exciting opportunity for both of our companies and all of our stakeholders. Together, production growth will continue to be our focus for the balance of 2008 for the combined companies while in parallel continuing to undertake exploration to grow our oil reserve base.

Both of our organizations have been successful with their strategies over last years. We believe that, together, we can provide our combined shareholder base with even greater potential value in a combined company as we grow into the future.

Now, that's the end of our prepared statements, so we'd like now to open the call to questions. Operator, can we please have your assistance?

QUESTIONS AND ANSWERS

Operator

(Operator Instructions). Neal Dingmann, Dahlman Rose.

Neal Dingmann - Dahlman Rose - Analyst

Congratulations. (inaudible) the first question, on the pro forma proven reserve number, does that entail now with the midyear update as well or will that change a bit?

Dana Coffield - Gran Tierra Energy - President, CEO

The pro forma included an update on the proved reserves, includes the update on the Costayaco Field, not for all of the assets of the two companies.

Neal Dingmann - Dahlman Rose - Analyst

Okay, so I was just looking. The pro forma proven reserve shows 18.4. I'm just wondering. That does not include the midyear update?

Dana Coffield - Gran Tierra Energy - President, CEO

It does include the midyear update.

Neal Dingmann - Dahlman Rose - Analyst

Okay, it does, okay. I'm wondering now. With the combination of the new company, will the plans change in Costayaco as far as how aggressive you will be? That's my first question, I guess, around those assets, both this year and for next year.

Then secondly, as far as your expectations for this Costayaco 5 that you are drilling, any color you can shed on that as far as when that might [TD] and kind of expectations behind that well?

Dana Coffield - Gran Tierra Energy - President, CEO

Sure. I would say the plans are not going to change on Costayaco as a result of the merger. Both companies are going to develop this field as quickly and as efficiently as possible. I think we will be able to develop the field more efficiently. Rather than having two teams working it through joint venture processes, we will have one team working it, so the working environment will be much more efficient than having two companies working on it. So it's going to make the development much easier, the workflow much more efficient. We will have a stronger team, a broader, stronger team working on it. So in that regard, it will be a real boost to the development of the field.

Neal Dingmann - Dahlman Rose - Analyst

It looks like -- will you keep most of that management team then, I mean the ops team, Dana, on the Solana side? It looked like that Scott, Glenn, Don, will most of those guys go away but the ops guys stay? Is that correct?

Dana Coffield - Gran Tierra Energy - President, CEO

That's correct. I think they've got a tremendous team down there, a lot of experience throughout the country. Most of their experience, operationally, though, will be in the Llanos Basin and Catatumbo Basin, where their operations are, so we will be retaining their staff to continue those operations, plus complementing our staff in the Putumayo with the relevant skills and experience that we need as we continue to build our team in Colombia.

Neal Dingmann - Dahlman Rose - Analyst

Then what about -- has anything changed with Peru? Obviously the acreage now looks quite big. Will those plans still be towards the latter part of next year before you really get after that?

Dana Coffield - Gran Tierra Energy - President, CEO

Yes. What we've done in Peru is we've completed the Aeromagnetic and gravity survey, we've moved into the second exploration period on both blocks. We've initiated an environmental impact assessment for both blocks, which is required prior to acquiring seismic. That process is very long and involved -- and could take up to a year and a half before we can actually begin physically acquiring seismic. So, our intention is still to begin seismic acquisition towards the end of next year.

Neal Dingmann - Dahlman Rose - Analyst

Okay. Then one question maybe even for Scott -- I know the latter part of this year, they had some plans for that [Acurra] play of theirs that to me looked pretty positive. Will anything change there? Will, you now, still the combined company, get after that play, or any color on that play?

Scott Price - Solana - President, CEO

Could you repeat the name of the play again, Neal?

Neal Dingmann - Dahlman Rose - Analyst

The (multiple speakers) O-C-A-R-R

Scott Price - Solana - President, CEO

Oh, [Ocarro], that's our channel play in the Llanos Basin. The ability to get after that this sort of fall and the end of the year was predicated on ability to construct leases and roads during the wet season. We tried to do that, or have actually done that on our other block for the Las (inaudible) location. Based on that experience, we are probably not going to be drilling much or doing much civil works during the wet season, so that will move [Ocarro] out into January of '09, which is the dry season in the Llanos Basin. But that program will continue. It's part of a minimum work commitment underneath the blocks that are held there. So the joint company will continue to pursue that, obviously.

Dana Coffield - Gran Tierra Energy - President, CEO

As a general comment, in general, we will be continuing obviously with the (inaudible) commitments and plans that Solana has for their properties.

Neal Dingmann - Dahlman Rose - Analyst

Okay. Then the last question -- it just looked like, I guess maybe for Scott, I'm just wondering if the shareholders, if everybody agreed. To me, it looked like I guess the price agreed on the 20-day average, it was about $4.83, which is about 18% or 15% to 18% lower than the high seen in mid-June. I'm just wondering sort of how you came about or how you agreed to the premium that was paid.

Scott Price - Solana - President, CEO

Well, you know, the market cap under the price of the stock was one element of the negotiations. Really, what it boiled down to was the combination of the two asset bases and looking at the underpinning value of those. Then based on that, it was how the company was going to be brought together on a comparison of the asset values coming together. Here, I think what we've struck is a very, very good balance. As you can see, both companies were dominated by one core asset, which was Costayaco where we have relatively equal footing in it, so finding a valuation where we end up with a 49/51 split on the shares, at the end of the day, I think it's very equitable and a real win for all the shareholders or all the stakeholders in both companies.

Neal Dingmann - Dahlman Rose - Analyst

Good, guys. I look forward to all of the activity.

Operator

Jamie Somerville, Genuity Capital Markets.

Jamie Somerville - Genuity Capital Markets - Analyst

Good morning, everybody, and I think congratulations. It looks like a good deal, for the long term anyway.

Starting with -- following up from some of Neal's questions here, on the operations side, are we correct to assume that you are going to be operating the two companies now as of today on the assumption that the deal is going to conclude? Specifically, what does that mean, if anything? I'm thinking in particular about the rig that Solana has in the Llanos Basin at this point in time. Will it potentially be drilling on shared assets?

Dana Coffield - Gran Tierra Energy - President, CEO

Well, at this point in time, we have to continue operating as two independent companies until the transaction closes. But obviously, we are going to be working very closely with each other, as we have, just to ensure this development moves forward as efficiently as possible. So, we are still two independent companies.

Jamie Somerville - Genuity Capital Markets - Analyst

Okay. Then can I ask the question, again following up on valuation, can Dana or Scott or both of you indicate, when you worked up the exchange ratio, what percentage of the value that you saw in the other company, that you saw in the shared assets? Is that a question you can answer?

Dana Coffield - Gran Tierra Energy - President, CEO

I can't give you a specific answer, but the exchange ratio was based on the relative net asset values of the two companies, but both of that being reserves and both of that being Costayaco. So really Costayaco was the driver of the relative valuations. That each company had independent reserves -- Solana had independent reserves in the Llanos Basin; Gran Tierra had some independent reserves in the Putumayo basin plus Argentina. Then the third complement is, kind of the smallest complement, is the speculative value of the exploration lands.

Jamie Somerville - Genuity Capital Markets - Analyst

Okay, perfect. On those reserves, the new reserves for Costayaco, the 3 P reserves include the possibility that the oil/water contact may turn out to be lower in the [Vieta T] formation, depending on the outcome of Costayaco 5. Is that correct?

Dana Coffield - Gran Tierra Energy - President, CEO

No. The reserve work was based on call it the lowest known oil in the wells that were drilled up to the date of the report say, July 1. so, it actually assumes no reserves in the Costayaco 5 well. Obviously, the data wasn't there.

Jamie Somerville - Genuity Capital Markets - Analyst

Perfect. So that includes not even in the possibles?

Dana Coffield - Gran Tierra Energy - President, CEO

Correct.

Jamie Somerville - Genuity Capital Markets - Analyst

Perfect.

Dana Coffield - Gran Tierra Energy - President, CEO

Then there was one more (inaudible) to make but I forgot what it was. Oh yes, it does not include test information, as I said in my speaking notes with Costayaco 4, because it hasn't happened yet.

Jamie Somerville - Genuity Capital Markets - Analyst

Okay. For Scott, are you going to be putting out a separate reserves update for Solana on Costayaco or anything else for a midyear update?

Scott Price - Solana - President, CEO

I think, given where we are with this transaction, that we probably won't be doing that. In fact, I will confirm that we won't be doing that. The only obligation we have to do a midyear update was with respect to our credit facility in terms of expanding the line or the accessibility underneath the line we have. We don't see that as a priority right now. There is no need for that facility at this juncture, so the answer is no.

Jamie Somerville - Genuity Capital Markets - Analyst

Perfect. Thank you very much. That's it for me.

Operator

William Lee, CIBC World Markets.

William Lee - CIBC World Markets - Analyst

Congratulations, guys. I just have a couple of quick questions.

The first question is, the reserves, the Costayaco reserves, what percentage of that does that represent for each company in terms of your corporate reserves? Can you guys give a sense? Is it 90% or --?

Dana Coffield - Gran Tierra Energy - President, CEO

It's a vast majority for both companies.

Scott Price - Solana - President, CEO

It was about 90% for us. It was about -- just about 89%, 90% for us. So it was predominant was in the (inaudible) spectrum.

William Lee - CIBC World Markets - Analyst

So that Solana piece -- and how about Gran Tierra?

Dana Coffield - Gran Tierra Energy - President, CEO

It would be a little bit smaller piece because we have the reserves in Argentina but similar order of magnitude.

William Lee - CIBC World Markets - Analyst

Okay. Then the next question is how much of Solana's production does Gran Tierra operate currently?

Dana Coffield - Gran Tierra Energy - President, CEO

Well, I can answer that. The bulk of production currently comes out of the Putumayo Basin. We are in the process of putting on a discovery in the Llanos that will increase our X joint operatorship production, but really the production bulk of that production comes out of the Costayaco Field.

William Lee - CIBC World Markets - Analyst

Okay. Then I guess, on the Solana side, I think you guys had plans to drill upwards of eight exploration wells this year. Now, has that changed at all, given this transaction? I think three have been drilled to date. What does the balance of the year look like?

Scott Price - Solana - President, CEO

Well, we've actually, you know, some of the wells that we've drilled in Costayaco fell under that figure (inaudible) wells. The only change in our program as it was existing is we had originally anticipated at the beginning of the year of getting two exploration wells done in the Catatumbo Basin. Based on a variety of issues there, those wells have been deferred now until the early part of '09, so those ones won't be a part of the program. Otherwise, the program proceeds as originally laid out.

Operator

David [Dudlick], Thomas Weisel Partners.

David Dudlick - Thomas Weisel Partners - Analyst

Good morning and congratulations to all of you. Some of my questions have been answered. If I could refer to the exit production of the combined entity, you've got a 15,000 BOE per day net of royalties. Can I ask if that includes the option that you are exploring of exporting via truck to the north, via the -- I think it was the [Nava] field? Is that implicit in your assumption for year end?

Scott Price - Solana - President, CEO

Yes, that is implicit in the assumption, yes.

David Dudlick - Thomas Weisel Partners - Analyst

Okay,. Therefore, I can conclude that it is more than plausible, more than an option, you are actually someway down the road of actually -- excuse the pun -- of actually getting that trucking route up and running?

Scott Price - Solana - President, CEO

Yes.

David Dudlick - Thomas Weisel Partners - Analyst

We can infer from the [easy] that there is a net cash on a fully diluted basis, including the exercise of [ARMs] and options, about $150 million. Can you perhaps -- and this may be a question for Martin and Ricardo. What is the actual net cash position, gross, net of such exercise, as we stand?

Unidentified Company Representative

Of the combined companies?

David Dudlick - Thomas Weisel Partners - Analyst

Yes, on a pro forma basis, with the net cash position (multiple speakers)?

Unidentified Company Representative

It's probably on the order of about $100 million right now, slightly under that, about $90 million probably.

David Dudlick - Thomas Weisel Partners - Analyst

Okay. On a pro forma basis again, as Neal asked in the first questions, he was referring to the proven reserves on a pro forma basis. Have I missed it? But I was looking for perhaps a pro forma P-2 reserve base for the combined entity. Is that lurking out there in the two press releases?

Unidentified Company Representative

It's not in the joint press release. We are only allowed to report the SEC proved reserves. It can be calculated or deduced from the midyear reserve update for Costayaco, and then you would have to --.

David Dudlick - Thomas Weisel Partners - Analyst

But you work out the delta on the Costayaco?

Unidentified Company Representative

Right.

David Dudlick - Thomas Weisel Partners - Analyst

-- on a P 2 basis and then bring it in, okay.

Unidentified Company Representative

Neither company has updated our other property reserves with midyear.

David Dudlick - Thomas Weisel Partners - Analyst

Okay.

Unidentified Company Representative

You have to do some balancing with the year-end reserve reports from last year.

David Dudlick - Thomas Weisel Partners - Analyst

If I may, I would just like to circle back to -- and you've addressed this a number of different ways. Essentially, what I heard was that there were no planned changes to the Solana exploration programs ahead of -- or at least to both companies' programs, rather, ahead of shareholder approval. I guess what I've also heard from Scott is that actually there are some fairly substantial changes inasmuch as -- am I correct that we are not going to expect any more drilling in the Llanos Basin this year? I also heard that we're not going to get any more drilling in the Catatumbo Basin this year.

Scott Price - Solana - President, CEO

That is incorrect, David. We are actually looking at spudding the loss (inaudible) well and that will spud in the next, hopefully in the next week, depending on the weather conditions. So that would conclude our Llanos drilling program. Don't forget that I talked about the reason we have deferred the [Ocarro] location until the dry season, but the Catatumbo has been delayed, as previously mentioned. So that really would complete our program, as previously outlined, David.

David Dudlick - Thomas Weisel Partners - Analyst

Okay,. Aside from the intuitive operating efficiencies of one combined team moving ahead with the development of the Costayaco area, Dana, I just want to confirm you are expecting -- there are no material changes to the program this year, this side of shareholder approval, with regards to the development side of this portfolio?

Dana Coffield - Gran Tierra Energy - President, CEO

That's correct. No, any changes are just operationally since we are full-steam ahead, irrespective of the transaction.

David Dudlick - Thomas Weisel Partners - Analyst

Okay, that's all I've got for the moment. Thank you both.

Operator

Marc Walsh, Morgan Stanley.

Marc Walsh - Morgan Stanley - Analyst

Yes, I appreciate the update on the earnings and everything. Could you also speak to how many barrels a day you guys are going to be up to with the combined companies, and also what your breakeven value per barrel of oil is going to be? Then are you guys doing -- have anything in the plans for -- the number two question -- on the stock buyback program, are you all going to initiate a stock buyback program?

Dana Coffield - Gran Tierra Energy - President, CEO

I will tell you what, the last question, no, we are not initiating a stock buyback program. As we said, the combined entity, we expect to have a production exit, 2008 exit production rate of about 15,000 barrels a day after royalties. I forgot what your first two questions were.

Marc Walsh - Morgan Stanley - Analyst

As far as cash flow, where your annual projected free cash flow with both operations is actually the primary question I've got. Then secondly, are there going to be some cost savings related to collapsing the two companies into one entity?

Dana Coffield - Gran Tierra Energy - President, CEO

We really haven't provided any guidance on cash flow for the balance of the year of the combined companies.

In terms of operating -- or savings, cash savings in the combined company, I don't think there will be significant cash savings. The bulk of the savings will be an operating efficiencies in the merger of the two companies.

Marc Walsh - Morgan Stanley - Analyst

Okay. Then final question -- it appears like obviously the market has not received this too well today, realizing that oil is down considerably. But what about the perceived dilution of shares? I guess that's really actually what this is going to do is dilute the existing shareholders to a certain extent. What are you guys telling investors that own significant shares of Gran Tierra already?

Dana Coffield - Gran Tierra Energy - President, CEO

Well, we are essentially doubling the share count of the Company, but we are also doubling the reserves of the Company, so it's essentially neutral in that regard.

Marc Walsh - Morgan Stanley - Analyst

Oh, so you are saying it is not necessarily diluting the current investors then?

Dana Coffield - Gran Tierra Energy - President, CEO

Correct, so there's essentially no dilution in that regard. On the flip side though, there's increased operating efficiency, there's increased scope for growing the Company with this larger reserve base, production growth, cash flow growth that's going to allow the Company to materially accelerate its growth going into the future.

The reality is there's no dilution. We have twice as many shares, but we have twice as many reserves. But we are a much more powerful company financially and operationally.

Marc Walsh - Morgan Stanley - Analyst

Okay, okay. Then my final question -- breakeven, what's your breakeven price of crude on all your entities, combined?

Dana Coffield - Gran Tierra Energy - President, CEO

Well, there is no -- that's impossible to answer because we have so many different contracts in different [fiscal] environments between Argentina and the different contracts in --.

Marc Walsh - Morgan Stanley - Analyst

But would it be safe to say obviously you guys are still profitable. I would assume a $120 oil, $100 oil kind of deal.

Dana Coffield - Gran Tierra Energy - President, CEO

Absolutely, yes.

Marc Walsh - Morgan Stanley - Analyst

Okay, thank you.

Operator

[Brian Kooney], [Kensboard] Capital.

Brian Kooney - [Kensboard] Capital - Analyst

I'm sorry, I didn't have a question. I was just joining the conference call.

Dana Coffield - Gran Tierra Energy - President, CEO

Welcome.

Brian Kooney - [Kensboard] Capital - Analyst

Thank you. Congratulations.

Operator

Frederick Kozak, Canaccord Adams.

Frederick Kozak - Canaccord Adams - Analyst

Good morning guys, and also congratulations. I think it's a great deal for both companies to put this together.

A couple of housekeeping items -- first of all, can you just give us an update on the progress of Costayaco 5?

Dana Coffield - Gran Tierra Energy - President, CEO

I can't at the moment. We've got a lot of operations happening as we speak, and we will be providing an operational update soon, other than to say that we've had a very successful drilling operation there. But we will be providing details on the update of the operations soon.

Frederick Kozak - Canaccord Adams - Analyst

So you have reached TD on that well, then?

Dana Coffield - Gran Tierra Energy - President, CEO

Yes.

Frederick Kozak - Canaccord Adams - Analyst

Okay. All right, so to get to the 15,000 BOE a day exit rate for the year, can you kind of lay that out for me? First of all, can you highlight where both Gran Tierra and Solana are today in terms of production?

Dana Coffield - Gran Tierra Energy - President, CEO

Well, we are just now combining our second-quarter results for the two respective companies independently of each other, but order of magnitude numbers, we are a little over 500 barrels a day in Argentina; and then Colombia we are -- it varies, 3500 barrels a day to 4000 barrels a day. This is on the Gran Tierra side.

Scott Price - Solana - President, CEO

On the Solana side right now, on a net of royalty basis, we are running around anywhere from 3600 to 4000 barrels of oil a day after royalties.

Frederick Kozak - Canaccord Adams - Analyst

Okay. Then for you to get to the 15,000 BOEs a day exit rate, how does that flush out?

Dana Coffield - Gran Tierra Energy - President, CEO

Well, the bulk of that -- actually the bulk of that, if not all of it, is going to be with Costayaco. We've assumed no exploration success in those numbers.

Frederick Kozak - Canaccord Adams - Analyst

Okay, so that's just in terms of the production gains vis-Ã -vis the trucking as well as your pipeline?

Dana Coffield - Gran Tierra Energy - President, CEO

Yes, sorry. It will be a combination of trucking and pipeline. (multiple speakers) tie in the pipeline from Costayaco Field to the existing pipeline system operational very soon. So that will be operating. Plus, we will expand on that with truck capacity.

Frederick Kozak - Canaccord Adams - Analyst

All right. Now, looking at the valuation I see with your updated Costayaco reserves, are you going to publish any kind of an updated engineering value on that?

Dana Coffield - Gran Tierra Energy - President, CEO

No, no plans at this time.

Frederick Kozak - Canaccord Adams - Analyst

Okay, so can I make the assumption then, if I look at the year-end reserve number and estimate a per-barrel number for Colombia and move that onto the updated reserves, that might be -- at least that's a starting point of getting a valuation for the updated reserves?

Dana Coffield - Gran Tierra Energy - President, CEO

Yes.

Frederick Kozak - Canaccord Adams - Analyst

Okay. Those were all my questions. Thanks very much.

Operator

(Operator Instructions). Andrew Miller, SMH Capital.

Andrew Miller - SMH Capital - Analyst

Dana, congratulations. Just quickly, is the merger going to have any affect on the pipeline plan? Is that going to be accelerated at all?

Dana Coffield - Gran Tierra Energy - President, CEO

No, it is just steaming ahead as fast as we can. So again, operationally, it's both companies working as fast as possible now. The merger may help with some of the operating efficiencies but it's not going to impact the pace of, say, negotiations and such.

Andrew Miller - SMH Capital - Analyst

Okay, thanks.

Operator

Bruce Brewster, Brewster Asset Management.

Bruce Brewster - Brewster Asset Management - Analyst

Thank you. The prior questioner asked if you wouldn't be profitable with a price of oil at $100 to $120 a barrel or something like that. You answered definitely yes. But wouldn't the question have been better but at a much lower level? Would you not be profitable at $60 a barrel?

Dana Coffield - Gran Tierra Energy - President, CEO

I think on the vast majority -- I would have to say yes.

Bruce Brewster - Brewster Asset Management - Analyst

Yes, that's right, okay. I just want to make sure we didn't think that, when oil went below $100 a barrel, you would go into a loss position. You won't (multiple speakers) --.

Dana Coffield - Gran Tierra Energy - President, CEO

Now, we would be very profitable at $90, $80, $70, $60. [It's going] lower actually, yes.

Operator

[Rafi Corey], Raymond James.

Rafi Corey - Raymond James & Assoc. - Analyst

Congratulations on the agreement. Just a quick question to follow up on a few previous ones -- I think, Dana, you touched a bit on it. On the valuations, you were saying that you run mainly off the reserves. Taking that, it's almost sort of half and half. So would it be fair to imply that the assumption there would be that the potential upside from both were also (inaudible) as being equal or is it just the factor was so loaded, it didn't really matter what the potential upsides were?

Dana Coffield - Gran Tierra Energy - President, CEO

Well, it didn't matter but it was a relatively small complement, relative to the reserves. You are referring to the raw exploration land?

Rafi Corey - Raymond James & Assoc. - Analyst

Yes.

Dana Coffield - Gran Tierra Energy - President, CEO

Yes, that's a small complement of the overall evaluation of the two companies.

Rafi Corey - Raymond James & Assoc. - Analyst

So but by small, are we talking a couple percent, are we talking sort of that order of magnitude?

Dana Coffield - Gran Tierra Energy - President, CEO

Yes, it's up, well, 5%. It's hard to quantify.

Unidentified Company Representative

Fundamentally, Rafi, what you get into trying to value the two companies, the easiest way of doing it was evaluating the hard assets, which were the reserve reports and your cash and that kind of thing. Then the softer side of the equation is obviously your exploration acreage, how good it is. All of these things go into it. There's also some other softer issues like operator premium and things like that. They all get put into the spin cycle and when it comes out, you end up with a relatively even split between the two values. I think that's what's reflected here.

Rafi Corey - Raymond James & Assoc. - Analyst

Okay, perfect. Thank you very much.

Operator

Ian McLean, Macquarie.

Ian McLean - Macquarie Securities - Analyst

Congratulations. I just wanted to comment. I know that you guys have put out some guidance as far as what happened in 2008. I'd like to see more, a combined program of what the Company is going to do in 2009. Are you planning on putting out some targets and some estimates of what would be drilled and at what period in time?

It seems, to some extent now, there's a lot (inaudible) about opportunities and perhaps not enough cash for the opportunities.

Dana Coffield - Gran Tierra Energy - President, CEO

Well actually, I think both companies independently are probably beginning their own work program and budgets for next year. That will be done independently of each other and finalized in the fourth quarter. So, there's no near-term plan to put out anything for next year because neither company internally has their own definitive plans. So (inaudible) would be forthcoming but not soon.

Ian McLean - Macquarie Securities - Analyst

But once that happens, it really will be a combination of the two? It won't be a hydrating of assets.

One of the questions -- the question really revolves around, I know that there's lots of opportunities within Gran Tierra. I don't know exactly what they are; I just wanted to know if there's going to be more clarity, and then more of a ranking between what Solana had and what Gran Tierra had and put it all together.

Scott Price - Solana - President, CEO

I think, with any combined company, Ian, you're going to have a (inaudible) of expiration opportunities. You're obviously going to drill the best combination of risk/reward as you go forward. On top of that also, you have to take into account there's commitments that have to be met on certain blocks under certain time frames, which we will call your hand on a couple of times. And also there's logistical and equipment issues and environmental issues. So you have to put them all together to come up with exactly which ones you are going to pursue.

I think your comment on a budget going forward or a plan going forward in '09 -- one of the easiest ways to look at that is what are the specific commitments each company has on its respective asset bases? That is probably the minimum program you're going to see come out of the chutes anyways.

Ian McLean - Macquarie Securities - Analyst

Okay, good. Well, I look forward to that. Thanks.

Operator

(Operator Instructions). [Lazarus Vlad], CIBC World Markets.

Lazarus Vlad - CIBC World Markets - Analyst

Good morning, gentlemen. I just wanted to congratulate you on your deal, and I just wanted to ask for a quick breakdown of how you calculate your fully diluted shares outstanding.

Unidentified Company Representative

Well, we took the combined basic share capital and then we obviously included the options and the warrants in the money options and warrants. Do you want specific numbers or just a general description of how we did that?

Lazarus Vlad - CIBC World Markets - Analyst

Yes, if you wouldn't mind just running through the numbers, that would be terrific.

Unidentified Company Representative

So the basic shares outstanding were, combined, were 244 million. The in-the-money options were $5.5 million, and the in-the-money warrants were $18.4 million. That gave a total of $268.3 million, I believe.

Lazarus Vlad - CIBC World Markets - Analyst

Perfect. That's all I had. Thank you.

Operator

[Eric Cloephus], Sanders Morris Harris.

Eric Cloephus - Sanders Morris Harris - Analyst

Dan, congratulations on the deal. One thing I wasn't clear on -- is there any disparity between the two companies with the amount of acreage that is owned? I know you said you had roughly the same reserves and it's obvious what cash is on the balance sheet on each, but I didn't see how much land each company had.

Dana Coffield - Gran Tierra Energy - President, CEO

No, Gran Tierra has a much larger land base. We essentially have 100% of 3.5 million acres in Peru. In Argentina, we've got 1.9 million acres of land. So, there's a much larger difference in acreage.

Eric Cloephus - Sanders Morris Harris - Analyst

So if there's any dilution, Dana, it's actually in the acreage aspect, and the opportunity in the acreage, because you have such a larger position there, right?

Dana Coffield - Gran Tierra Energy - President, CEO

Yes, there's a big difference in acreage, yes.

Operator

This will conclude the Q&A session of today's call. I would now like to turn the call over to Dana Coffield.

Dana Coffield - Gran Tierra Energy - President, CEO

All right, I would like to thank everyone for participating in this conference call. It's obviously extremely exciting days for the two companies and all of our stakeholders. We appreciate your interest and participating in the call, and I hope all of you have a great day. Thank you.

Operator

Thank you for your participation in today's conference. This concludes the presentation. You may now disconnect. Good day.

Additional Information

Shareholders are urged to read the joint proxy statement/management information circular regarding the proposed transaction and the registration statement filed on Form S-3 by Gran Tierra when they become available, because they will contain important information. Shareholders will be able to obtain a free copy of the joint proxy statement/management information circular, as well as other filings including the registration statement on Form S-3 containing information about Gran Tierra, without charge, at the Securities and Exchange Commission's internet site http://www.sec.gov. Copies of the joint proxy statement and the filings with the Securities and Exchange Commission that will be incorporated by reference in the joint proxy statement and registration statement on Form S-3 can also be obtained, without charge, by directing a request to Gran Tierra at 1-800-916-4873.

The respective directors and executive officers of Gran Tierra and Solana and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Gran Tierra's directors and executive officers is available in the 2007 Annual Report on Form 10-K/A filed with the Securities and Exchange Commission by Gran Tierra on May 12, 2008, and information regarding Solana's directors and executive officers will be included in the joint proxy statement/management information circular. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement and other relevant materials to be filed with the Securities and Exchange Commission when they become available.

No regulatory authority has approved or disapproved the content of this transcript. Neither the TSX Venture Exchange nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this transcript.